news release

February 28, 2013

Radius Provides Update on B2Gold Joint Venture in Nicaragua

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) would like to update its shareholders on current exploration being conducted by B2Gold Corp. (“B2Gold”) at the San Jose joint venture project in central Nicaragua.

B2Gold have been trenching various anomalies and veins as follow up to work done by Radius in 2007/2008 and to identify new targets.  Recent results generated from work completed during the fourth quarter of 2012 are very encouraging.

Trenches 9 through 18 were cut along the PM-1 vein zone where Radius drilled in 2008.  The results define zones of strong mineralization over significant widths.  For example, Trench 11 cut 27.3 m of 1.65 g/t Au and Trench 14, 25 meters southeast, cut 20.1 m of 2.31 g/t Au.  The area with the wide intervals corresponds well with the Radius drilling (hole SP-DH-007) which intersected 35 m of 1.88 g/t Au from 13.7 m to 46.6 m just below Trench 9 (5.5 m of 2.3 g/t Au).  Highlights include:

Trench No.	Interval (m)	Au (g/t)
TR-SJ-009	5.5	2.3
TR-SJ-010	3.0	1.87
TR-SJ-011	27.3	1.65
including	17.0	2.4
TR-SJ-012	5.9	1.4
TR-SJ-013	22.0	0.77
including	12.9	1.19
TR-SJ-014	20.1	2.31
including	12.0	3.38
TR-SJ-015	16.0	0.96
including	6.4	1.49

Trenches 5, 6, and 8 were cut along the PM‐2 vein zone. Trenching indicates that the southeast portion of the PM‐2 structure is essentially barren.  To the northwest, the grades improve.  Trench 8 contained 2 samples of roughly 2 g/t Au and Radius Trench PM2‐B2 had 1.35 m of 6.89 g/t Au. Several float samples in this area returned grades as high as 18.63 g/t Au. More work will need to be done to follow up here but for now most of the effort is being focused on the PM‐1 area.

A new 80m long trench has been cut just to the southeast of the PM-1 zone, near an historic Radius trench (TR-PM1-B7) that returned 4.0 m at 9.43 g/t Au.  B2Gold are investigating this area for bulk tonnage potential to see if the known veins coalesce, hopefully accompanied by anomalous gold grades and a well-developed stockwork.  Trenching beyond the southeast end of the PM-1 zone, on what appears to be an offshoot structure, yielded no significant values.

The trenching is now stepping out at 50 m intervals to the northwest in order to track the continuity of the zone.  Radius’s historic trenching in the area returned some high grade values; for example Radius’s Trench PM1‐A8 which cut 2.53 m at 12.88 g/t Au.  This trench lies over 200 m northwest along strike from B2Gold’s Trench 15 (16.0 m at 0.96 g/t Au).  It is important to point out that this trench ended in high grade mineralization (last two samples at 14 & 23 grams).

Additional assay results are expected in late February.

The technical information disclosed above was provided to Radius by B2Gold in the form of internal reports.  Radius’s Qualified Person has verified that the technical information disclosed here is an accurate summary of the information provided to Radius by B2Gold, but was unable to independently verify the data, analytical methods, quality assurance or quality control procedures in place at B2Gold.

Generative Work

Radius has a strong treasury holding over 4-million common shares of B2Gold.  With the current depressed state of the resource equity markets, and the extended downturn in junior equity prices, this financial strength has created an exciting opportunity for Radius to acquire new exploration projects and/or distressed junior companies.

Management is conducting an extensive review of precious metal exploration projects that may be available for acquisition or joint venture.  A number of projects have been identified internally or submitted to Radius’s management team for review.  Radius has signed confidentiality agreements with a number of companies to allow detailed technical and legal/fiscal reviews to be carried out and our geologists have recently completed site visits to some of the projects.

Management is optimistic that the Company will be able to acquire significant stakes in one or more projects within the next 6 months.  Further news on the acquisition effort will be reported as and when the terms of any deals are negotiated.

Qualified Person

Mr. David Clark, M.Sc., P.Geo. (APEGBC), a Qualified Person as defined by National Instrument 43-101, has verified that the technical information contained in this news release is an accurate summary of the information provided to Radius by B2Gold and has approved its disclosure.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  More recently the Company has focused on selling non-core assets, thereby raising the capital needed to succeed in making a discovery with potential to give investors the return desired from a mineral exploration company.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

“Ralph Rushton”

Director

Investor relations:  Jaclyn Ruptash

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 86.6-million

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.